HUNTON ANDREWS KURTH LLP
FOUNTAIN PLACE
1445 ROSS AVENUE, SUITE 3700
DALLAS, TX 75202

TEL          214 • 979 • 3000
FAX          214 • 880 • 0011

PETER G. WEINSTOCK
DIRECT DIAL: 214 • 468 • 3395
EMAIL: pweinstock@huntonak.com

HEATHER A. EASTEP
DIRECT DIAL: 202 • 955 • 1954
EMAIL: heastep@huntonak.com

By EDGAR and Overnight Delivery April 12, 2019

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attn:    Michael Clampitt, Senior Counsel

RE:          South Plains Financial, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on March 14, 2019
CIK No. 0001163668

Ladies and Gentlemen:

On behalf of our client, South Plains Financial, Inc. (the “Company”), we are submitting the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 21, 2019, with respect to the above-referenced filing.  In response to the Staff’s comments, the Company has also revised its Amended Draft Registration Statement on Form S-1 confidentially submitted to the Commission on March 14, 2019 (the “Draft Registration Statement”) and is filing concurrently with this letter a Registration Statement on Form S-1 (the “Revised Registration Statement”), which reflects these revisions.

For your reference, copies of this letter, clean copies of the Revised Registration Statement, and copies marked to show all changes from the Draft Registration Statement are being delivered to the Staff under separate cover.

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the headings in the letter.  Each of the Staff’s comments is set forth in italics, followed by the Company’s response to the comment.  Unless otherwise indicated, all page references in our responses correspond to pages in the marked Revised Registration Statement.

ATLANTA   AUSTIN   BANGKOK   BEIJING   BOSTON   BRUSSELS   CHARLOTTE   DALLAS   DUBAI   HOUSTON   LONDON   LOS ANGELES
MIAMI   NEW YORK   NORFOLK   RALEIGH/DURHAM   RICHMOND   SAN FRANCISCO   THE WOODLANDS   TYSONS   WASHINGTON, DC
www.HuntonAK.com

April 12, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Nonperforming Loans, page 59

1.           Please revise your nonperforming assets table at the bottom of page 60 to include any troubled debt restructurings (TDRs) which are not already included in your nonperforming assets categories.  Please see III.C.1.(c) of Industry Guide 3, Statistical Disclosure by Bank Holding Companies.

Response:  In response to the Staff’s comment, the Company has revised the Draft Registration Statement to include troubled debt restructurings which are not already included in the Company’s nonperforming assets categories.  Please see the revised table on page 62 of the Revised Registration Statement.

2.           Please revise your disclosure on page 60 to clarify how the commercial real estate relationship in the amount of $5.3m in nonperforming loans was resolved.

Response:  In response to the Staff’s comment, the Company has revised the Draft Registration Statement to clarify how the commercial real estate relationship in the amount of $5.3 million in nonperforming loans was resolved.  Please see the revised disclosure on page 61 of the Revised Registration Statement.

Consolidated Balance Sheets, page F-3

3.          We note your disclosure on page ii, and elsewhere throughout your draft registration statement, that your prospectus has given effect to a 29-for-1 stock split and that the split has been retroactively applied to all periods presented.  Please revise your financial statements and all related footnotes (e.g, subsequent events in Note 1, Earnings Per Share data in Note 15, etc.) to reflect the stock split.  Refer to ASC 505-20-S50-2 and SAB Topic 4.C.

Response:  In response to the Staff’s comment, the Company has revised its financial statements included with the Draft Registration Statement and all related footnotes to reflect the 29-for-1 stock split.  Please see the revised financial statements beginning on page F-1 of the Revised Registration Statement.

Notes to the Consolidated Financial Statements
1. Summary of Significant Accounting Policies, page F-13

4.          Tell us the factors you considered in your determination that this reclassification was a change in accounting principle rather than the correction of an error, refer to ASC 250 in your response.  Please advise or revise as necessary.

Response:  Employee Stock Ownership Plan (ESOP) shares are accounted for under ASC 718-40.  A private company that has not previously filed its financial statements with the Commission is not required to classify its ESOP shares that are subject to a put option as temporary equity.  As such, the Company classified its ESOP shares as permanent equity in its 2017 financial statements.  However, the guidance issued in SEC Staff Accounting Series Release (ASR) 268 requires the Company to classify the ESOP shares as temporary equity rather than permanent equity in connection with the preparation of the registration statement on Form S-1.  As such, the ESOP shares reflected in the 2018 financials were classified as temporary equity, and the ESOP shares reflected in the 2017 financials were reclassified as temporary equity.

April 12, 2019

ASC 250-10-20 states that a change in accounting principle is a change from one generally accepted accounting principle to another generally accepted accounting principle when there are two or more generally accepted accounting principles that apply or when the accounting principle formerly used is no longer generally accepted.  As a private company, it was acceptable for the Company to classify the ESOP shares as permanent equity.  As a public company, it will no longer be acceptable for the Company to classify the ESOP shares as permanent equity but rather temporary equity.  We believe that this circumstance satisfies the definition of a change in accounting principle.

In response to the Staff’s comment, the Company has revised the paragraph titled “Change in Accounting Principle” on page F-13 of the Revised Registration Statement.

April 12, 2019

If you or any other members of the Staff have any questions or comments regarding the foregoing or need additional information, please contact either Peter G. Weinstock at (214) 468-3395 or pweinstock@huntonak.com or Heather Archer Eastep at (202) 955-1954 or heastep@huntonak.com.

Sincerely,

/s/ Peter G. Weinstock

Peter G. Weinstock

/s/ Heather Archer Eastep

Heather Archer Eastep
cc:	Curtis C. Griffith Chet A. Fenimore Derek W. McGee